Norlight Telecommunications, Inc.
13935 Bishops Drive
Brookfield, WI 53005-6605

December 4, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Norlight Telecommunications, Inc. Registration Statement on Form 10 File No. 1-32996

Ladies and Gentlemen:

        Norlight Telecommunications, Inc., a Wisconsin corporation (the “Registrant”), hereby makes this application to withdraw the Registration Statement on Form 10, File No. 1-32996, filed by the Registrant with the Securities and Exchange Commission (the “Commission”) under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), together with all exhibits thereto (the “Registration Statement”). The Registrant is withdrawing the Registration Statement because it no longer intends to register its securities under the Exchange Act.

        The undersigned, on behalf of the Registrant, respectfully requests that the Commission grant the application of the Registrant to have the Registration Statement withdrawn and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been “Withdrawn upon request of the registrant, the Commission consenting thereto.”

Very truly yours,
NORLIGHT TELECOMMUNICATIONS, INC.
/s/ James J. Ditter
James J. Ditter
President